UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario Del Pacifico announces Approval of Master Development Programs and Passenger Tariffs for Its Airports for 2020-2024 Period

GUADALAJARA, Mexico, Dec. 12, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced that it has received approvals for its Master Development Programs and Passenger Tariffs for its airports in Mexico and Jamaica. The approvals were granted by the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) in Mexico, as well as the Jamaica Civil Aviation Authority (JCAA), respectively, for the 2020-2024 period.

In Mexico, the maximum tariffs per work load unit for each airport were determined by the Federal Civil Aviation Agency (Agencia Federal de Aviación Civil “AFAC”), based on projections for traffic, operating costs and capital investments included in the Master Development Program, in accordance with the parameters established in the concession agreements.

The applicable maximum tariffs per work load unit for each airport were the following:

TARIFAS
Airport	2020	2021	2022	2023	2024
Guadalajara	196.00	194.63	193.27	191.92	190.58
Tijuana	161.17	160.04	158.92	157.81	156.71
Los Cabos	284.25	282.26	280.28	278.32	276.37
Puerto Vallarta	279.61	277.65	275.71	273.78	271.86
Guanajuato	220.80	219.25	217.72	216.20	214.69
Hermosillo	169.11	167.93	166.75	165.58	164.42
Mexicali	161.62	160.49	159.37	158.25	157.14
La Paz	186.05	184.75	183.46	182.18	180.90
Morelia	258.64	256.83	255.03	253.24	251.47
Aguascalientes	174.90	173.68	172.46	171.25	170.05
Los Mochis	192.07	190.73	189.39	188.06	186.74
Manzanillo	231.12	229.50	227.89	226.29	224.71

The tariffs were adjusted by an annual efficiency factor of 0.7% and are expressed in Mexican pesos as of December 31, 2017, as such they will be updated per the National Producer Price Index (NPPI), excluding petroleum.

Committed investments, in accordance with the Master Development Programs approved by the authorities, are expressed in thousands of pesos with acquisition power as of December 31, 2017. As such, these will be updated per the National Producer Price Index (NPPI), construction sector, upon execution:

Airport	2020	2021	2022	2023	2024	TOTAL
Guadalajara	2,309,223	2,083,147	2,627,989	2,125,263	779,138	9,924,760
Tijuana	1,043,430	1,016,012	943,917	108,652	42,104	3,154,115
Los Cabos	991,503	781,576	519,091	127,043	63,723	2,482,938
Puerto Vallarta	1,200,632	1,294,890	761,673	98,598	35,586	3,391,378
Guanajuato	275,191	157,485	63,683	25,391	24,810	546,560
Hermosillo	137,061	142,313	69,659	37,426	32,587	419,046
Mexicali	110,693	76,465	104,186	30,923	16,727	338,994
La Paz	171,756	98,199	66,582	28,591	9,135	374,263
Morelia	128,757	98,011	27,673	20,231	8,468	283,140
Aguascalientes	136,289	104,915	97,645	19,090	21,469	379,407
Los Mochis	112,637	68,768	25,846	10,555	9,295	227,101
Manzanillo	122,220	73,522	88,242	18,261	7,757	310,003
TOTAL	6,739,392	5,995,303	5,396,186	2,650,026	1,050,798	21,831,704

The investment amounts are updated as of November 30, 2019, per the National Producer Price Index, construction sector, as outlined in the following table:

Airport	2020	2021	2022	2023	2024	TOTAL
Guadalajara	2,550,804	2,301,078	2,902,919	2,347,600	860,648	10,963,049
Tijuana	1,152,590	1,122,303	1,042,666	120,018	46,509	3,484,086
Los Cabos	1,095,230	863,342	573,397	140,334	70,390	2,742,693
Puerto Vallarta	1,326,237	1,430,356	841,356	108,913	39,308	3,746,171
Guanajuato	303,980	173,961	70,345	28,048	27,405	603,739
Hermosillo	151,400	157,201	76,946	41,341	35,996	462,885
Mexicali	122,274	84,465	115,085	34,158	18,477	374,459
La Paz	189,725	108,472	73,548	31,582	10,091	413,417
Morelia	142,227	108,264	30,568	22,347	9,354	312,760
Aguascalientes	150,547	115,891	107,860	21,087	23,714	419,099
Los Mochis	124,420	75,962	28,550	11,660	10,268	250,859
Manzanillo	135,006	81,214	97,473	20,172	8,569	342,434
TOTAL	7,444,440	6,622,508	5,960,713	2,927,261	1,160,728	24,115,650

In Jamaica, the maximum tariffs per passenger were determined by the Jamaica Civil Aviation Authority, based on projections for traffic, operating costs, the regulated assets base and committed investments as included in the Master Investment Program. Maximum tariffs are expressed in U.S. dollars and will be applicable to the corresponding year, per the following table:

Airport	2020	2021	2022	2023	2024
Montego Bay	15.71	15.89	16.09	16.28	16.47
Kingston	22.47	24.06	25.72	27.51	29.41

Investments approved by the authorities and committed in the Master Investment Program are expressed in millions of U.S. dollars and are as follows:

Airport	2020	2021	2022	2023	2024	TOTAL
Montego Bay	41.9	34.0	21.9	13.0	0.9	111.7
Kingston	16.2	28.9	34.9	8.9	12.5	101.4
TOTAL	58.1	62.9	56.8	21.9	13.4	213.1

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: December 12, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer